SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 2, 2007

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_  No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Gonzalo Castro Olivera, Finance & IR Manager

golivera@tgs.com.ar

Francisco Vila, Investor Relations

fvila@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucia Domville/ David Serry ldomville@hfgcg.com Tel: (646) 284-9416

TGS Reports Results for the Second Quarter 2007

and First Half ended June 30, 2007

FOR IMMEDIATE RELEASE: Thursday, August 2, 2007

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) today reported a Ps. 53.4 million net income, or Ps. 0.067 per share, (Ps. 0.336 per ADS) for the three-month period ended June 30, 2007, compared to the Ps. 88.9 million, or Ps. 0.112 per share (Ps. 0.559 per ADS) reported for the same period of 2006.

The reduction of net income was mainly due to a Ps. 45.8 million increase in income tax expense in the second quarter of 2007, while the 2006’s second quarter income tax charge was net of a positive effect associated with the tax loss carryforward generated by the Peso devaluation in 2002.

Net income for the first half of 2007 was Ps. 119.8 million, or Ps. 0.151 per share (Ps. 0.754 per ADS), which compares to Ps. 179.3 million, or Ps. 0.226 per share (Ps. 1.128 per ADS) obtained during the same period of the previous year. Net income reduction derived from a higher income tax charge of Ps. 90.4 million and a lower operating income of Ps. 14.6 million, both partially offset by lower financial expense of Ps. 41.4 million.

 Second Quarter 2007 vs. Second Quarter 2006

In the three-month period ended June 30, 2007, TGS posted total net revenues of Ps. 324.1 million in comparison with Ps. 300.6 million earned in the second quarter of 2006.

Natural Gas Transportation revenue for the second quarter of 2007 was Ps. 128.0 million, representing a 3.2% increase when compared to Ps. 124.0 million earned in the same 2006 quarter. This slight increase primarily reflects additional revenue generated by new firm transportation contracts signed with industrial and natural gas producer clients, which became effective in March and May 2007.

The Natural Gas Transportation segment represented approximately 39% and 41% of the Company’s total revenue for the second quarters of 2007 and 2006, respectively. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.  This segment is subject to regulation of Ente Nacional Regulador del Gas (“ENARGAS”).

The Economic Emergency Law passed by the Argentine Congress on January 6, 2002, determined the “pesification” of regulated tariffs at an exchange rate of US$ 1=Ps. 1, as well as prohibition to apply variations to the local and international indexes, or any other type of price adjustment thereon. Since then, the tariff renegotiation process has been delayed with no significant progress so far.

The NGL Production and Commercialization segment revenue increased to Ps. 179.5 million in the three-month period ended June 30, 2007, up 20.6% from Ps. 148.8 million for the same period of 2006. This increase is principally due to a change in the sales mix and higher reference international prices. Even when volumes sold in the second quarters of 2007 and 2006 were practically the same, the volume produced in 2007’s was 15% lower than in 2006’s, given the unusual low temperatures affecting the whole country since the end of May. As a result, the Cerri Complex had to by-passed natural gas some days to satisfy the higher residential demand.

NGL Production and Commercialization revenue accounted for approximately 55% and 49% of the total revenue for the second quarter of 2007 and 2006, respectively. NGL Production and Commercialization consists of natural gas processing activities, conducted at the Cerri Complex, located near the city of Bahía Blanca, which is connected to each of TGS’s main pipelines, where ethane, propane, butane and natural gasoline are recovered. This segment also includes the commercialization of NGL for both the Company’s own account and on behalf of its clients.

In the second quarter of 2007, Other Services revenues amounted to Ps. 16.6 million, a 40% decrease when compared to revenues of Ps. 27.8 million for the same 2006 period. This decrease was principally the result of lower sales generated by construction services rendered in 2007.

The Other Services segment mainly includes midstream and telecommunication activities. Its share in the Company’s total revenue accounted for approximately 6% and 10% for the three month- periods ended June 30, 2007 and 2006, respectively. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression, rendered at wellhead, typically for gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses for the second quarter of 2007 rose by approximately Ps. 21.5 million, from Ps. 173.0 million registered in the second quarter of 2006, mainly due to an increase in NGL production costs, specifically, the price of natural gas.

Other expense, net amounted to Ps. 5.6 million in the second quarter of 2007, compared to the Other income, net of Ps. 7.3 million reported in 2006. The negative variation of Ps. 12.9 million is principally due to a Ps. 8.3 million insurance liquidation collected in the second quarter of 2006, associated with the damage occurred in 2005 in a facility located at the Cerri Complex.

Net financial expense decreased to Ps. 19.2 million in 2007 second quarter from Ps. 40.4 million reported in the same quarter of 2006. The positive variation of Ps. 21.2 million is mostly attributable to: (i) a decrease in interest expense of Ps. 12.0 million, principally associated with a decrease in the average indebtedness; and (ii) an increase of the foreign exchange gain of Ps 9.3 million, principally attributable to a slight Argentine peso appreciation in 2007 second quarter.

For the second quarter of 2007, the Company reported a Ps. 51.4 million income tax expense, compared to Ps. 5.6 million for the same quarter of 2006. This increase of Ps. 45.8 million is due basically to the partial reversal of the tax loss carryforward allowance of Ps. 35.3 million recorded in the 2006 quarter.

First Half 2007 vs. First Half 2006

TGS posted in the six-month period ended June 30, 2007, total net revenue of Ps. 663.6 million in comparison to Ps. 640.3 million earned in the same semester ended June 30, 2006.

Gas transportation revenue for first half 2007 was Ps. 253.5 million, 3.1% above the Ps. 245.9 million earned in the same period of the previous year. This slight increase primarily reflects additional revenue generated by new firm transportation contracts mentioned above.

The NGL production and commercialization segment increased to Ps. 362.0 million in the first half of 2007 from Ps. 348.3 million for the same period of the previous year, representing a 3.9% rise, mainly as a consequence of higher reference international prices, which were partially offset by lower tons sold.

In the first half of 2007, Other Services revenues amounted to Ps. 48.1 million, a 4.3% increase compared to the same period of 2006. This increase is mainly due to the effect of higher revenues generated by midstream services, which were offset by lower construction services sales.

Costs of sales and administrative and selling expenses for the first half of 2007 rose by Ps. 37.9 million to Ps. 382.9 million in the 2007 period, from Ps. 345.0 million in the same period of 2006. This variation is mostly attributable to: (i) a Ps. 25.9 million increase in NGL production costs, due basically to increases of natural gas prices at the wellhead; and (ii) a Ps. 7.9 million increase in labor costs.

Other income, net amounted to Ps. 9.8 million in the semester ended June 30, 2007, which included a partial reversal of an allowance (of Ps. 15.6 million) recorded in connection with turnover tax claim made by the Province of Buenos Aires (with respect to NGL sales billed since 2002), as the Tax Court of this province confirmed that ethane sales were within the scope of the turnover tax exemption. In the same period of 2006, Other income, net reached Ps. 6.9 million due to an advanced collection of Ps. 8.3 million with respect to the insurance liquidation mentioned before.

Net financial expense decreased from Ps. 113.7 million reported in the first half of 2006 to Ps. 72.3 million at the close of 2007’s period.  The positive variation of Ps. 41.4 million was principally due to: (i) a lower foreign exchange loss generated by a lower devaluation of the Argentine peso against the US dollar in the 2007 period compared to the same period of 2006, and a lower net liability position denominated in US dollar; and (ii) a lower interest expense associated with a 20% reduction of the average indebtedness.

Income tax expense increased by Ps. 90.4 million in the 2007 semester compared to the same period of 2006, basically as a result of a partial reversal of the tax loss carryforward allowance of Ps. 73.5 million recorded in the 2006 semester.

Liquidity and Capital Resources

In the six-month period ended June 30, 2007, TGS applied the funds generated by operating activities, which amounted to Ps. 283.5 million, and less than the half of the initial cash position to financing activities and investing activities of Ps. 372.3 million and Ps. 128.3 million, respectively. Currently, TGS relies on cash generated from operations as its primary source of financing for future activities. For detailed information on the Company’s cash flow refer to Exhibit IV.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 73.4 MMm³/d or 2.6 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and one subsidiary, 40% by a trust and 10% by a subsidiary of Enron Corp.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the six-month periods ended

June 30, 2007 and 2006

(In millions of constant Argentine pesos as of February 28, 2003 (1))

Six-month period ended June 30, 2007	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	253.5	362.0	48.1	-	663.6
Operating income (loss)	112.4	171.9	19.3	(22.9)	280.7
Depreciation of PP&E	73.8	16.6	6.2	0.8	97.4
Additions to PP&E	79.7	10.4	2.5	3.8	96.4
Identifiable assets	3,844.6	441.6	183.8	407.0	4,877.0
Identifiable liabilities	243.9	60.9	6.7	1,663.6	1,975.1

Six-month period ended June 30, 2006
Net revenues	245.9	348.3	46.1	-	640.3
Operating income (loss)	107.0	191.2	16.8	(19.7)	295.3
Depreciation of PP&E	71.6	15.0	6.9	1.5	95.0
Additions to PP&E	35.0	7.3	12.9	1.1	56.3
Year ended December 31, 2006
Identifiable assets	3,836.4	449.9	166.5	686.4	5,139.2
Identifiable liabilities	122.0	61.7	9.7	2,163.7	2,357.1

(1) As a consequence of a CNV resolution inflation accounting was suspended effective February 28, 2003.

Breakdown of Net Financial Expense for the six-month periods ended

June 30, 2007 and 2006

(In millions of constant Argentine pesos)

	2007	2006
Generated by Assets
Interest	19.7	13.5
Foreign exchange gain	7.7	15.2
Others	-	1.1
Subtotal	27.4	29.8
Generated by Liabilities
Interest expense	(76.3)	(91.9)
Foreign exchange loss	(14.9)	(44.8)
Result of the debt prepayment	10.6	-
Others	(19.1)	(6.8)
Subtotal	(99.7)	(143.5)
Total	(72.3)	(113.7)

Exhibit III

Transportadora de Gas del Sur S.A.

Consolidated Balance Sheets as of June 30, 3007 and December 31, 2006

	6/30/2007	12/31/2006
Current assets		
Cash and deposits in banks	6.9	6.6
Investments, net	254.3	471.7
Trade receivables, net	175.5	178.3
Other receivables	61.0	45.6
Inventories	18.8	9.6
Total current assets	**516.5**	**711.8**
Non current assets		
Trade receivables	14.0	14.7
Other receivables	125.9	193.7
Investments, net	1.2	0.6
Property, plant and equipment, net	4,208.7	4,217.9
Intangible assets, net	10.7	0.5
Total non current assets	**4,360.5**	**4,427.4**
Total assets	**4,877.0**	**5,139.2**
Current liabilities		
Accounts payable	150.5	174.6
Loans	18.1	99.1
Payroll and social security taxes payable	14.7	14.8
Taxes payable	19.0	20.8
Advances from customers	14.7	7.2
Other liabilities	12.5	12.2
Provisions for contingencies	38.1	50.1
Total current liabilities	**267.6**	**378.8**
Non current liabilities		
Loans	1,546.5	1,918.5
Taxes payable	25.2	-
Advances from customers	135.8	59.8
Total non current liabilities	**1,707.5**	**1,978.3**
Total liabilities	**1,975.1**	**2,357.1**
Shareholders' equity	**2,901.9**	**2,782.1**
Total liabilities and shareholders' equity	**4,877.0**	**5,139.2**

Exhibit IV

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Eduardo Pawluszek
	Name:	Eduardo Pawluszek
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel